

**TSX/NYSE American
Symbol: TMQ**

News Release

Trilogy Metals to Hold an Investor Webinar to Discuss Results from the Bornite Preliminary Economic Assessment on January 15, 2025

January 13, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX/NYSE American: TMQ) ("Trilogy Metals" or the "Company") will release the results of the Preliminary Economic Assessment for the Bornite copper project ("Bornite PEA") in Alaska on Wednesday, January 15, 2025.

In addition, Trilogy Metals will hold an investor webinar to discuss the results of the Bornite PEA on Wednesday, January 15 at 1:00 pm Pacific Time or 4:00 pm Eastern Time.

Participants can access the Company's presentation by a live webcast of the conference call at the following link or phone numbers:

https://www.c-meeting.com/web3/joinTo/38ZLQJQ93P2A84/ZgO5Nop1EQzwZllpJru9iA

**Canada/USA Toll Free: 1-844-763-8274
International Toll: +1-647-484-8814**

Callers should dial in approximately five minutes prior to the scheduled start time and ask to join the Trilogy Metals call. There will be a question-and-answer session following the presentation. A replay of this conference call will be available on the Company's website at www.trilogymetals.com.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company. In partnership with South23 Limited, we each hold a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in northwestern Alaska. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

